THE WESTPORT FUNDS
                            SHAREHOLDER SERVICE PLAN

                                November 25, 1997

         This Shareholder Service Plan (the "Plan") is adopted by The Westport Funds (the "Trust") with respect to the Class A shares of beneficial interest of each Series of the Trust.

         SECTION 1. ADMINISTRATOR

         The  Trust  has  entered   into  an   Administration   Agreement   (the
"Agreement") with Countrywide Fund Services, Inc. ("Countrywide") whereby Countrywide provides certain administrative services for the Trust.

         SECTION 2. SERVICE AGREEMENTS; PAYMENTS

         (a) Countrywide is authorized to enter into Shareholder Service Agreements (the "Agreements"), the form of which shall be approved by the Board of Trustees of the Trust (the "Board"), with financial institutions and other persons who provide services for and maintain shareholder accounts ("Service Providers") as set forth in this Plan.

         (b) Pursuant to the Agreements, as compensation for the services described in Section 4 below, Countrywide may pay the Service Provider, on behalf of the Class A shares of each Series of the Trust, a fee at an annual rate of up to 0.25% of the average daily net assets of the Class A shares of each Series of the Trust represented by the Class A shareholder accounts for which the Service Provider maintains a service relationship.

         Provided, however, that the Trust shall not directly or indirectly pay any amounts, whether Payments (as defined in the Agreements) or otherwise, that exceed any applicable limits imposed by law or the National Association of Securities Dealers, Inc.

         (c) Each Agreement shall contain a representation by the Service Provider that any compensation payable to the Service Provider in connection with an investment in the Class A shares of a Series of the assets of its customers (i) will be disclosed by the Service Provider to its customers, (ii) will be authorized by its customers, and (iii) will not result in an excessive fee to the Service Provider.

         SECTION 3. SHAREHOLDER SERVICE FEE

         Pursuant to this Plan, the Trust shall daily accrue and monthly pay Countrywide a Shareholder Service Fee not to exceed the lessor of (i) 0.25% per annum of the average daily net assets of the Class A shares of each Series of the Trust or (ii) the combined Payments made by Countrywide with respect to the Class A shares of each Series of the Trust for the month.


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         SECTION 4. SERVICE ACTIVITIES

         Service activities include (a) establishing and maintaining accounts and records relating to clients of Service Provider; (b) answering shareholder inquiries regarding the manner in which purchases, exchanges and redemptions of Class A shares of the Trust may be effected and other matters pertaining to the Trust's services; (c) providing necessary personnel and facilities to establish and maintain shareholder accounts and records; (d) assisting shareholders in arranging for processing purchase, exchange and redemption transactions; (e) arranging for the wiring of funds; (f) guaranteeing shareholder signatures in connection with redemption orders and transfers and changes in shareholder-designated accounts; (g) integrating periodic statements with other shareholder transactions; and (h) providing such other related services as the shareholder may request.

         SECTION 5. AMENDMENT AND TERMINATION

         (a) Any material amendment to the Plan shall be effective only upon approval of the Board, including a majority of the trustees who are not interested persons of the Trust as defined in the Investment Company Act of 1940 (the "Disinterested Trustees"), pursuant to a vote cast in person at a meeting called for the purpose of voting on the amendment to the Plan.

         (b) The Plan may be terminated without penalty at any time by a vote of a majority of the Disinterested Trustees.



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